Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports Increases of 7.5% in Total Sales and 4.7% in Comparable Store Sales for March

HOUSTON, TX, April 5, 2012 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five week March period ended March 31, 2012 increased 7.5% to $144 million from $134 million in the prior year five week period ended April 2, 2011. Comparable store sales increased 4.7%.

The Company achieved comparable store sales increases in its accessories, children's, cosmetics, dresses, footwear, home & gifts, junior's, misses sportswear and petites categories during March. Geographically, the Mid Atlantic, Midwest, Northeast, South Central and Southwest regions all had comparable store sales gains during the month.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2012	2011	2012	2011
February	3.7	(7.2)	101	94
March	4.7	(5.3)	144	134
1st Qtr-To-Date	4.3	(6.1)	245	228

Michael Glazer, Interim President and Chief Executive Officer, commented, "We are pleased with our 4.7% increase in comparable store sales, which benefited from warmer than normal weather and an earlier Easter versus last year. Conversely, the earlier Easter will have a negative impact on April's comparable store sales, as will a shift in a Mother's Day event to May this year from April last year."

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Store Activity

The Company opened one new Goody's store and six new Steele's stores during March. The Goody's store was opened in Montgomery, AL. The Steele's stores were opened in Mexia and Hidalgo, TX, Donaldsonville and Natchitoches, LA, and Guymon and Ada, OK.

About Stage Stores

Stage Stores, Inc. operates primarily in small and mid-sized towns and communities. Its stores, which operate under the Bealls, Goody's, Palais Royal, Peebles, Stage and Steele's names, offer moderately priced, nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family. The Company operates 823 stores in 40 states. The Company also has an eCommerce website. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the impact of the Easter calendar shift and an event shift on the Company's April comparable store sales. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 28, 2012, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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